Exhibit (h)(6)(d)

August 17, 2022

Modern Woodmen of America

To Whom It May Concern:

This letter sets forth the agreement (“Agreement”) between Modern Woodmen of America (“you” or the “Society”) and the undersigned (“we” or “Price Associates”) concerning certain administration services to be provided by you, with respect to any or all of the T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price International Series, Inc. (each, a “Fund” and collectively, the “Funds”).

1.            The Funds. The Funds are Maryland Corporations registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940 (the “Act”) as open-end diversified management investment companies. The Fund serves as a funding vehicle for variable annuity contracts and variable life insurance contracts and, as such, sells its shares to insurance companies and their separate accounts. With respect to various provisions of the Act, the SEC requires that owners of variable annuity contracts and variable life insurance contracts be provided with materials and rights afforded to shareholders of a publicly-available SEC-registered mutual fund.

2.            The Society. The Society is a Fraternal Benefit Society. The Society issues variable annuity certificates (the “Certificates”) supported by a separate account (“Separate Account”) which is registered with the SEC as a unit investment trust. The Society has entered into a participation agreement (the “Participation Agreement”) with the Fund(s) pursuant to which the Society purchases shares of the Fund(s) for Separate Account(s) supporting the Society’s Certificates.

3.            Price Associates. Price Associates serves as the Fund’s investment adviser. Price Associates supervises and assists in the overall management of the Fund’s affairs under an Investment Management Agreement with the Fund, subject to the overall authority of the Fund’s Board of Directors in accordance with Maryland law. Under the Investment Management Agreement, Price Associates is compensated by the Fund for providing investment advisory and certain administrative services (either directly or through its affiliates).

4.            Administrative Services. You have agreed to assist us and/or our affiliates, as we may request from time to time, with the provision of administrative services to the Fund, as they may relate to the investment in the Fund by the Separate Account. It is anticipated that such services would include: the mailing of Fund reports, notices, proxies and proxy statements and other informational materials to holders of the Certificates supported by the Separate Account; the transmission of purchase and redemption requests to the Fund’s transfer agent; the maintenance of separate records for each holder of the Certificates reflecting shares purchased and redeemed and share balances; the preparation of various reports for submission to the Fund Directors as mutually agreed to by the Society and Price Associates; the provision of advice or guidance concerning the operation of the series of the Fund as funding vehicles for the Certificates; the provision of shareholder support services with respect to the Funds serving as funding vehicles for the Society’s Certificates; telephonic support for holders of Certificates with respect to inquiries about the Fund; and the provision of other administrative services as shall be mutually agreed upon from time to time by the Society and Price Associates. The Society agrees to work with Price Associates to deter or block excessive trading or market timing activity. At the request of Price Associates, the Society shall provide written certification that it or its agent continues to perform the services listed in this Section 4.

5.            Payment for Administrative Services. In consideration of the services to be provided by you, we shall pay you on a monthly basis (“Payments”), from our assets, including our bona fide profits as investment adviser to the Fund, an amount equal to 15 basis points (0.15%) per annum of the average aggregate net asset value of shares of the Funds held by the Separate Account under the Participation Agreement. Further, this amount shall be increased to 25 basis points (0.25%) per annum of the average aggregate net asset value of shares of the Funds held by the Separate Account under the Participation Agreement, provided, however, that such increased Payments shall only be payable with respect to the Funds for each calendar month during which the aggregate dollar value of shares exceeds $250,000,000 at all times during that month. For purposes of computing the payment to the Society contemplated under this Paragraph 5, the average aggregate net asset value of shares of the Funds held by the Separate Account over a monthly period shall be computed by totaling the Separate Account’s aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month and dividing by the total number of business days during such month. The payment contemplated by this Paragraph 5 shall be calculated by Price Associates at the end of each calendar month and will be paid to the Society within 30 calendar days thereafter. The obligations of each Price Fund are several and not joint; no Price Fund is responsible for the Payment of any other Price Fund.

The Society agrees to review the Payments described in this Agreement and calculated each month by Price Associates and notify Price Associates within thirty (30) business days after receipt of such Payment, including non-receipt of Payment, if the Society believes there are any discrepancies between its records and the payment. Price Associates shall not issue back-payments except in the event the Society provides such discrepancy notification.

The Society acknowledges that, in the event the Society clears through a third party, Price Associates shall make payments at the direction of the entity submitting trades directly to Price Associates (“Trade Facilitator”) for the Society’s accounts invested in the Funds. If Trade Facilitator fails to designate the Society as the fee payment recipient, Price Associates reserves the right to cease payment or to pay the Trade Facilitator, in its sole discretion, and shall not be responsible for non-payment or disputed fees between the Society and the Trade Facilitator.

6.            Nature of Payments. The parties to this Agreement recognize and agree that Price Associates’ Payments to the Society under this Agreement represent compensation for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of the Certificates or of Fund shares; and further, that these payments are not otherwise related to investment advisory or distribution services or expenses, or administrative services which Price Associates is required to provide to owners of the Certificates pursuant to the terms thereof. You represent that you may legally receive the payments contemplated by this Agreement.

7.            Term. This Agreement shall remain in full force and effect unless either party notifies the other upon 60-days written notice of its intent not to continue this Agreement. This Agreement and all obligations hereunder shall terminate automatically upon the redemption of the Society’s and the Separate Account’s investment in the Fund, or upon termination of the Participation Agreement.

8.            Assignment. Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written consent of the other party.

9.            Amendment. This Agreement may be amended only upon mutual agreement of the parties hereto in writing.

10.         Counterparts. This Agreement may be signed in any number of counterparts, including facsimile copies thereof or electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

11.          Severability.     In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

If this Agreement is consistent with your understanding of the matters we discussed concerning your administration services, kindly sign below and return a signed copy to us.

Very truly yours,

T. ROWE PRICE ASSOCIATES, INC.

By: /s/ William Presley

Name: William Presley

Title: Vice President

Acknowledged and Agreed to:

MODERN WOODMEN OF AMERICA

By: /s/ W. Kenny Massey

Name: W. Kenny Massey

Title: President and Chief Executive Officer

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